UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended: December 31, 2008

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 1-1687

A. Full title of the plan and address of the plan, if different from that of the issuer named below:

PPG Industries Employee Savings Plan

(Full title of the Plan)

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

PPG Industries, Inc.

One PPG Place, Pittsburgh, Pennsylvania 15272

(Name of issuer of the securities held pursuant to the Plan

and the address of its principal executive office)

REQUIRED INFORMATION

The following financial statements shall be furnished for the plan:

4.	In lieu of the requirements of Items 1-3, audited financial statements and schedules have been prepared in accordance with the requirements of ERISA for the Plan’s fiscal years ended December 31, 2008 and 2007.

Exhibits:

23.	Consent of Deloitte & Touche LLP, Independent Registered Public Accounting Firm.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTE:	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees of and Participants in

PPG Industries Employee Savings Plan

Pittsburgh, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of the PPG Industries Employee Savings Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the table of contents, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

June 25, 2009

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2008 AND 2007

	Notes	2008	2007
NET ASSETS:
Investment in net assets of the PPG Industries Master Trust — at fair value	3	$1,856,979,878	$2,762,643,398
Participant loans — net	2	43,648,056	44,600,803

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE		1,900,627,934	2,807,244,201

ADJUSTMENT FROM FAIR VALUE TO CONTRACT VALUE FOR FULLY BENEFIT-RESPONSIVE INVESTMENT CONTRACTS	4	14,508,064	(4,181,378)

NET ASSETS AVAILABLE FOR BENEFITS		$1,915,135,998	$2,803,062,823

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

	Notes	2008	2007
ADDITIONS:
Income – net from investments in the PPG Industries Master Trust	3	$—	$242,123,601
Interest income		3,138,022	2,946,304

Total investment income		3,138,022	245,069,905

Contributions:	2
Employer		41,478,993	40,989,841
Employee		71,198,742	73,900,197

Total contributions		112,677,735	114,890,038

Total additions		115,815,757	359,959,943

DEDUCTIONS:
Loss – net from investments in the PPG Industries Master Trust	3	679,023,771	—
Withdrawals		167,397,781	224,022,008
Deemed distributions	2	549,169	63,128
Administration expenses		1,285,799	2,214,527
Interest expense	5	—	1,360,736

Total deductions		848,256,520	227,660,399

NET (DECREASE) INCREASE PRIOR TO PLAN TRANSFERS		(732,440,763)	132,299,544

TRANSFER FROM OTHER PLANS	2	27,290,093	—

TRANSFER TO OTHER PLANS	2	(182,776,155)	—

NET (DECREASE) INCREASE		(887,926,825)	132,299,544

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year		2,803,062,823	2,670,763,279

End of year		$1,915,135,998	$2,803,062,823

See notes to financial statements.

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF AND FOR THE YEARS ENDED DECEMBER 31, 2008 AND 2007

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND RELATED MATTERS

Basis of Accounting — The financial statements of the PPG Industries Employee Savings Plan (the “Plan”) are prepared on the accrual basis of accounting, except for benefits payable, which are not recorded as a liability of the Plan in accordance with the American Institute of Certified Public Accountants Audit and Accounting Guide, Audits of Employee Benefit Plans. As of December 31, 2008 and 2007, net assets available for benefits did not include any amounts due to participants who had requested withdrawals, including loans, from the Plan as of those dates.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.

Risk and Uncertainties — The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could be material in relation to the amounts reported in the financial statements.

Master Trust — Effective January 2, 2007, the PPG Industries Master Trust (the “Master Trust”) was established pursuant to a trust agreement between PPG Industries, Inc. (the “Company” or “PPG”) and Fidelity Management Trust Company (“FMTC”), in order to permit the commingling of trust assets in multiple PPG sponsored employee benefit retirement plans for investment and administrative purposes.

Investment Valuation — Investments are generally stated at fair value. Investments in securities traded on security exchanges are valued at the closing sales price on the last business day of the Plan year. Listed securities for which no sale was reported on that date are valued at bid quotations. Participant loans are valued at the outstanding loan principal balances, which approximate fair value.

The S&P 500 Index Fund is a commingled pool managed by Barclay’s Global Investors (“BGI”) that primarily invests in the common stocks of the 500 companies that make up the Standard & Poor’s Composite Stock Index (“S&P 500”). The fund’s objective is to provide a total return that closely corresponds to the investment performance of the S&P 500 with dividends re-invested. This commingled pool is not a mutual fund and is only available to qualified institutional investors. The fair value of the commingled pool is determined by BGI, and is based upon the fair value of the underlying securities held by the commingled pool.

The International Equity Fund is a pooled separate account consisting of two institutionally managed commingled pools. The commingled pools employ investment managers with distinct but complementary investment styles that invest primarily in foreign securities. Prior to April 2007, the three managers of the fund were: The Boston Company, Capital Guardian, and Pyramis Global Advisors

Trust Company (previously known as Fidelity Investments). Effective April 2007, Capital Guardian was removed as a manager and funds previously managed by Capital Guardian were transferred to the Pyramis Global Advisors Trust Company. Effective November 30, 2007, The Boston Company was replaced as a manager by Mellon Capital. This fund is available only to Plan participants. The fair value of the fund is based upon the market value of the underlying securities held by the commingled pools.

The Stable Value Fund is a pooled separate account with FMTC as the investment manager, which invests in a diversified portfolio of fixed income securities such as U.S. government obligations, mortgage-related and asset-backed securities, and corporate bonds. See Note 4 for additional information regarding the Stable Value Fund.

Adoption of New Accounting Standard — In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS No. 157”), which defines fair value, establishes a framework in accounting principles generally accepted in the United States of America for measuring fair value and expands disclosure about fair value measurements. This standard only applies when other standards require or permit the fair value measurement of assets and liabilities. It does not increase the use of fair value measurement. SFAS No. 157 was effective for fiscal years beginning after November 15, 2007. The adoption of SFAS No. 157 with respect to Plan assets and liabilities in 2008 had no impact on the Plan’s financial statements.

SFAS No. 157 establishes a hierarchy of inputs employed to determine fair value measurements, with three levels. Level 1 inputs are quoted prices in active markets for identical assets and liabilities, are considered to be the most reliable evidence of fair value, and should be used whenever available. Level 2 inputs are observable prices that are not quoted on active exchanges. Level 3 inputs are unobservable inputs employed for measuring the fair value of assets and liabilities.

The financial assets that are reported at fair value on a recurring basis as of December 31, 2008, are as follows:

	Level 1	Level 2	Level 3	Total
Master Trust Assets:
PPG Common Stock	$581,003,664	$—	$—	$581,003,664
Mutual Funds	389,913,760	—	—	389,913,760
S&P 500 Index Fund	—	138,033,323	—	138,033,323
Stable Value Fund	—	673,009,315	—	673,009,315
International Equity Fund:
Mellon EB Daily Liquidity EAFE Fund	—	18,616,021	—	18,616,021
Pyramis Select International Equity Fund	—	40,744,891	—	40,744,891
Money Market Funds	13,012,554	—	—	13,012,554

Plan Assets:
Participant Loans	—	—	43,648,056	43,648,056

The change in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008 was as follows:

Participant Loans
Balance — January 1, 2008	$44,600,803

Issuances, repayments, and settlements (net)	(952,747)

Balance — December 31, 2008	$43,648,056

2.	DESCRIPTION OF THE PLAN

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Summary Plan Description dated April 3, 2000, and Plan newsletters (summary of material modifications) issued since this date, for more information on the Plan.

Administration — The named fiduciary for the operation and administration of the Plan (the “Administrator”) is the Director, HR Services and Benefits, of PPG.

The named fiduciary with respect to control and management of the assets of the Plan is the Executive Committee and the Benefits Investment Committee (“BIC”) of PPG. Their responsibilities include, but are not limited to, approval of trustees, investment options, and investment managers and establishing performance benchmarks.

The Employees Benefits Committee (“EBC”) of PPG has responsibility for establishing, maintaining, and amending the Plan.

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan was converted to an Employee Stock Ownership Plan (“ESOP”) on December 1, 1988 (see Note 5). Through December 31, 2005, the total Plan was considered to be the ESOP. The Plan was amended effective January 1, 2006, so that only the PPG Stock Fund is considered to be the ESOP. This change did not affect participant contributions, Company-matching contributions, any of the Plan’s other provisions, or the net assets available for benefits of the Plan.

Administrative Expenses — The Plan pays all reasonable and necessary costs to manage and operate the Plan as determined by the Plan Administrator. These expenses, including record-keeping fees, administrative charges, professional costs, and trustee costs, are paid from the assets of the Master Trust. The Plan Administrator has adopted uniform and nondiscriminatory procedures to allocate these expenses to participant accounts.

Trustee of the Plan Assets — FMTC is the trustee for all of the Plan assets as of December 31, 2008 and 2007.

Eligibility to Participate in the Plan — The Plan is designed for U.S. salaried and hourly employees of PPG and its wholly owned subsidiaries who are not covered by a collective bargaining agreement and hourly employees whose employment is covered by a collective bargaining agreement where the collective bargaining agreement provides for participation. An eligible employee may elect to become a participant as of the first of any month that is coincident with or following his or her hire date.

Contributions — Contributions under the Plan are made by the participants and, for certain participants, by the Company. The participants’ maximum contribution rate for the years ended December 31, 2008 and 2007 was 50% of eligible participant compensation. Also, the Plan was amended effective February 1, 2007, to implement a Roth 401(k) after-tax contribution feature. Catch-up contributions are permitted for eligible participants (catch-up contributions are not eligible for the Company match). Employee contributions also include rollovers from other qualified plans. The amount of rollovers totaled $2.0 million and $2.4 million in 2008 and 2007, respectively.

For most participants not covered by a collective bargaining agreement, Company-matching contributions are applied to each participant’s monthly contribution subject to a maximum of 6% of the eligible participant’s compensation. Effective January 1, 2007, the Plan was amended to state that the Company match rate established each year will be at the discretion of the Company. The Company’s matching percentage for these participants was 100% in 2008 and 2007. For those participants whose employment is covered by a collective bargaining agreement, the level of Company matching contributions, if any, is determined by the collective bargaining agreement. Employer contributions in 2007 included shares of PPG common stock (non-cash contribution) with a fair value on the dates contributed of $26,422,905.

In December 2008, the Company announced that its 2009 matching percentage of participant contributions subject to a maximum of 6% of eligible participant compensation would remain at the 100% level; however, the Company matching contribution would not be paid until business conditions warranted this action. In February 2009, the Company decided that its matching contribution would be indefinitely suspended effective with the March 2009 pay cycle. The Company’s matching contribution for January and February 2009 was paid.

Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, if applicable, and allocations of fund earnings and charged with an allocation of fund losses and administrative expenses. Allocations are based on participant account balances, as defined by the Plan.

Vesting — All participant contributions and Company matching contributions and their related earnings are vested immediately and become nonforfeitable.

Payment of Benefits — Upon termination from service for a voluntary or involuntary separation, retirement, or being approved for a Company sponsored long-term disability program, a participant may elect how to receive payment of his or her account among several options including a total distribution, a partial lump-sum distribution, or recurring payments. The benefit to which a participant is entitled is the participant’s vested account balance. Participants who separate from service with a vested balance between $1,000 and $5,000 will have their vested account balance rolled over into an individual retirement account unless they make a different decision within 90 days of their separation from service. Those participants with vested balances of less than $1,000 will receive a taxable cash distribution unless they make a different decision within 90 days of their separation from service.

Payments to designated beneficiaries upon the death of the participant are made as a lump-sum distribution as soon as administratively possible from the date such payments are requested by the designated beneficiary(ies).

Participant Loans — All active participants, excluding (a) those with a vested account balance less than $2,000, (b) those who have two existing loans, (c) those who have defaulted on an existing loan within the past 36 months, and (d) those who have paid off a loan in the past 30 days, may borrow from their account a minimum of $1,000, up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance, reduced by the highest outstanding loan balance over the past 12 months. General purpose loans have a loan term of 12 to 56 months. Primary residence loans have a loan term of 60 to 360 months. The loans are secured by the participants’ account balance and are issued at an interest rate equal to the prime interest rate on the last business day of the previous month plus 1%. Principal and interest payments are paid ratably and are generally repaid by payroll deduction.

Deemed distributions represent loans to participants that are delinquent by more than 90 days and are thus considered distributions. At December 31, 2008 and 2007, loans to participants have been reduced by a reserve for delinquent loans that totaled approximately $2,629,000 and $3,124,000, respectively.

Transfers — In February 2008, net assets from the Sierracin Corporation 401(k) Plan were transferred into the Plan, and in June 2008, net assets from the Spectra-tone 401(k) Profit Sharing Plan were transferred into the Plan. The total net assets transferred into the Plan as a result of these actions was approximately $27.3 million. Sierracin Corporation and Spectra-tone were businesses acquired by PPG.

In October 2008, following PPG’s divestiture of its Automotive Glass and Services business, the net assets of the Plan participants who were active employees of the business on the date of divestiture were transferred to the Pittsburgh Glass Works LLC Employee Savings Plan. The total net assets transferred in connection with the divestiture were $182.8 million.

3.	PPG INDUSTRIES MASTER TRUST

The Master Trust assets are held by FMTC. Each participating employee benefit plan has an undivided interest in the net assets and changes therein of each of the Master Trust investment options in which the respective plan participates. The plan assets of the PPG Industries Employee Savings Plan are included in the Master Trust together with other PPG sponsored plans.

The net investment income of the commingled Master Trust investment funds is allocated by the trustee to each participating plan based on that plan’s interest in each commingled Master Trust investment fund, as compared with the total interest of all the participating plans, in each commingled Master Trust investment fund at the beginning of the month. The income for the Loan Fund which is not part of the Master Trust is recorded separately for this specific fund.

As of December 31, 2008 and 2007, the Plan had approximately a 99.92% and 99.98% interest in the Master Trust, respectively. The net assets available for benefits of the Master Trust are summarized as follows:

	2008	2007
Investments at fair value:
PPG Industries Common Stock*	$581,003,664	$989,117,986
Mutual Funds*	389,913,760	685,265,329
S&P 500 Index Fund*	138,033,323	246,825,342
Stable Value Fund* (see Note 4)	673,009,315	688,772,148
International Equity Fund:
Mellon EB Daily Liquidity EAFE Fund	18,616,021	70,018,879
Pyramis Select International Equity Fund	40,744,891	70,678,549
Money Market Funds	13,012,554	13,326,305

Total investments at fair value	1,854,333,528	2,764,004,538

Receivables	10,677,181	5,160,925
Liabilities	(6,547,219)	(5,937,906)

Net assets at fair value	1,858,463,490	2,763,227,557

Adjustment from fair value to contract value for fully benefit-responsive investment contracts:
State Street Bank	3,662,425	(1,046,189)
Rabobank Netherlands	3,366,845	(1,046,189)
NATIXIS Financial Products	3,862,916	(1,044,720)
AIG Financial Products	3,618,219	(1,044,720)

Net assets available for benefits	$1,872,973,895	$2,759,045,739

* Represents more than 5% of net assets in the Master Trust. As of December 31, 2008, the Mutual Funds amount includes $112,487,861 of the Fidelity Contrafund mutual fund which individually represents more than 5% of net assets in the Master Trust. As of December 31, 2007, the Mutual Funds amount includes $215,825,990 of the Fidelity Contrafund and $147,186,683 of the Fidelity Growth Company mutual funds, both of which individually represent more than 5% of net assets in the Master Trust.

The net investment (loss) income of the Master Trust for the years ended December 31, 2008 and 2007, is summarized as follows:

	2008	2007
Dividends	$37,433,657	$51,961,234
Interest	396,216	767,136
Other income	104,138	1,233,533
Net (depreciation) appreciation in fair value of investments:
PPG Common Stock	(377,083,703)	76,701,594
Mutual Funds	(231,201,711)	50,853,532
S&P 500 Index Fund	(86,823,996)	13,863,602
Stable Value Fund	13,532,681	32,904,509
International Equity Fund	(54,643,477)	13,898,001

Total net (depreciation) appreciation	(736,220,206)	188,221,238

Total net investment (loss) income	$(698,286,195)	$242,183,141

4.	STABLE VALUE FUND

The objective of the Stable Value Fund is to preserve the invested principal and accumulated interest, while earning a competitive level of income over time. The Stable Value Fund is a separate account managed by FMTC.

The Stable Value Fund invests in a diversified portfolio of short-term bonds and other fixed income securities, such as U.S. Treasury bonds, government agency securities, corporate bonds, mortgage-backed securities, commercial mortgage-backed securities and asset-backed securities. The Stable Value Fund also invests in money market funds to provide daily liquidity and purchases third party wrap contracts that are designed to permit the Fund to use contract (book) value accounting to provide for the payment of participant directed withdrawals and exchanges at contract (book) value under most circumstances. Interest is credited to the Stable Value Fund under the wrap contracts. There is no immediate recognition of gains and losses on the fixed income securities. Instead, gains or losses are recognized over time by adjusting the interest rate credited to the Stable Value Fund.

The wrapper contracts have been issued by NATIXIS Financial Products, Inc., AIG Financial Products, State Street Bank and Trust and Rabobank Netherlands. The S&P credit rating of the issuing financial institutions is A+, A-, AA and AAA, respectively. The underlying investments of the Stable Value Fund are stated at fair value based on quoted market prices. The fair value of the wrapper contracts is estimated based on the basis points assigned to the wrap fee.

The third party wrap contracts provide that participant fund transactions are executed at contract value. Contract value represents contributions made to the fund, plus net investment income, less participant withdrawals. The interest crediting rates are reset quarterly based upon market rates of similar investments, the current yield of the underlying investments and the spread between market value and contract value, but the rate cannot be less than 0%.

Certain events, such as a Plan termination or plan merger initiated by the Plan administrator may limit the ability of the Plan to transact at contract value or may allow for the termination of the wrapper contract at less than contract value. The Plan administrator does not believe that any events that may limit the ability of the Plan to transact at contract value are probable.

	2008	2007
Average yields:
Based on annualized earnings (1)	4.20%	5.05%
Based on interest rate credited to participants (2)	4.14	4.92

(1) Computed by dividing the annualized one-day actual earnings of the contract on the last day of the Plan year by the fair value of the investments on the same date.

(2) Computed by dividing the annualized one-day earnings credited to participants on the last day of the Plan year by the fair value of the investments on the same date.

In 2008 and 2007, the Stable Value Fund had 100% of its investments in the Stable Value Pool. The securities included in the Stable Value Pool, at fair value, as of December 31, are as follows:

	2008	2007
At fair value:
Money market funds	$44,950,173	$22,777,414
Municipal bonds	—	4,058,868
U.S. government obligations	262,605,175	112,826,172
Corporate bonds	87,189,311	140,751,891
Mortgage-related securities	204,282,236	288,687,399
Asset-backed securities	72,986,764	136,615,806
Other	781,679	—

	672,795,338	705,717,550

Securities sales pending settlement	213,977	(16,945,402)

Fair value	673,009,315	688,772,148

Adjustment from fair value to contract value for fully benefit-responsive wrap contracts	14,510,405	(4,181,818)

Contract value of Stable Value Fund	$687,519,720	$684,590,330

5.	ESOP LOANS

The Plan and a former savings plan were converted to an ESOP on December 1, 1988. During the nine-month period ended September 30, 1989, the Plan borrowed $272 million from the Company and other lenders. The borrowings from other lenders were guaranteed by the Company. The proceeds from these borrowings were used to purchase approximately 12 million shares of PPG common stock from the Company and in the open market. Since 1990, the Plan also borrowed from the Company $215 million to purchase approximately 5,375,000 shares of PPG common stock in the open market at various dates. The purchased shares initially represented an unallocated investment of the Plan which was allocated to individual participants’ accounts as the Plan’s loans were repaid. For the year ended December 31, 2007, there were no additional borrowings, no additional shares were purchased, approximately 694,000 shares were transferred from the unallocated portion of the PPG Stock Fund to the allocated portion of the PPG Stock Fund and all of the ESOP loans had been repaid.

6.	NONPARTICIPANT DIRECTED INVESTMENTS

Effective January 1, 2007, the Plan was amended such that Company match monies can be directed into other Plan investment options without age restrictions. As such, on January 1, 2007, all amounts in participant accounts for these participants became participant directed. Additionally all unallocated shares were allocated to participant accounts during 2007, thus becoming participant directed. The total amount of Plan assets that were reclassified as participant directed totaled approximately $743,000,000 in 2007.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event the Plan is terminated, Plan participants will receive all amounts credited to their accounts.

8.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated November 7, 2002, that the Plan continues to be qualified and the trusts established under the Plan are tax-exempt, under the appropriate sections of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Administrator and the Plan’s tax counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Participants in the Plan are not liable for federal income tax on amounts allocated to their accounts resulting from their before-tax deferrals, employer contributions, or investment income until such time as a withdrawal is requested.

******

SUPPLEMENTAL SCHEDULE

PPG INDUSTRIES EMPLOYEE SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT YEAR END)

AS OF DECEMBER 31, 2008

Current
Identity of Issuer and Title of Issue	Value

Investment in net assets of the PPG Industries Master Trust — at fair value	$1,856,979,878

* Loans to participants with interest rates ranging from 5% to 11%, maturing through 2038	43,648,056

TOTAL	$1,900,627,934

* Party-in-interest

Signature

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Director, Payroll and Benefits of PPG Industries, Inc., and Administrator of the Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PPG Industries Employee Savings Plan (Name of Plan)

Date	June 25, 2009	/s/ G.T. Welsh
G. T. Welsh, Director, Payroll and Benefits of PPG Industries, Inc. and Administrator of the Plan

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